UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 19, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FURTHER ANNOUNCEMENT

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF THE ENTIRE EQUITY INTEREST

IN EASTERN LOGISTICS

Reference is made to the announcement dated 29 November 2016 in respect of the proposed disposal of 100% equity interest in Eastern Air Logistics, a wholly-owned subsidiary of the Company (the “Disposal Announcement”). Unless otherwise defined, terms used in this announcement shall have the same meaning as those set out in the Disposal Announcement.

LISTING RULES IMPLICATIONS

As disclosed in the Disposal Announcement, the consideration of the Disposal is RMB2,432,544,211.50, which was determined with reference to the Valuation Report.

According to the Valuation Report, the asset-based approach has been adopted by the Valuer to appraise the value of the Disposal Group. In appraising the value of a number of subsidiaries of Eastern Logistics, including Shanghai Eastern Transport, Eastern Express and China Cargo Airlines, the income approach has been adopted by the Valuer.

According to the Valuation Report, the book value (based on the financial statements of Eastern Logistics) and appraised value of the net assets of Eastern Logistics as at 30 June 2016, being the market value of the entire shareholders’ equity of Eastern Logistics as at 30 June 2016, were approximately RMB837.5763 million and RMB2,432.5442 million, respectively. In particular, Shanghai Eastern Transport, Eastern Express and China Cargo Airlines have been covered under the scope of appraisal of long-term equity investments. As of 30 June 2016, the book value (based on the financial statements of Eastern Logistics) and appraised value of long-term equity investments were approximately RMB61.0537 million and RMB307.0401 million, respectively. As at 30 June 2016, the entire shareholders’ equity in China Cargo Airlines was appraised, using the income approach, at RMB-399,033,042.08. According to the Company Law of the PRC, “the Shareholders’ equity of a limited liability company is limited to zero.” Accordingly, the appraised value of China Cargo Airlines under long-term equity investments is zero. The respective appraised value of Shanghai Eastern Transport and Eastern Express, based on the free net cashflow of the respective entities in certain future years, are RMB204,705,361.76 and RMB102,334,704.53 respectively.

In the Valuation Report, discounted cash flow method has been adopted for the valuation of Shanghai Eastern Transport, Eastern Express and China Cargo Airlines (the “Relevant Valuation”) and free cash flow has been selected for the calculation. Accordingly, the requirements under Rules 14.60A and 14.62 of the Listing Rules are applicable.

PRINCIPAL ASSUMPTIONS ADOPTED IN THE VALUATION OF THE LONG- TERM EQUITY INVESTMENTS OF EASTERN LOGISTICS IN THE VALUATION REPORT

Details of the principal assumptions (including assumptions upon which the Relevant Valuation is based) are set out as follows:

General assumptions

1.	Transaction assumption: assuming that all assets to be valued are in the course of transaction and the evaluation assessed by the valuer is based on simulated market including terms of transaction of the appraised assets.

2.	Open market assumption: open market assumption is an assumption for the conditions of assets proposed to enter the market and how the assets will be affected under such market conditions. Open market refers to the fully developed and sound market conditions, which is a competitive market with voluntary purchasers and sellers, and in which purchasers and sellers are of equal standing and have opportunities and time to access sufficient market information; parties to the transaction trade voluntarily, rationally, under no compulsion and without restriction.

3.	Continuous use assumption: continuous use assumption is an assumption about the conditions of assets proposed to enter the market and status of the assets under such market conditions. It is assumed that, firstly, the evaluated assets are under use, and secondly, the assets under use will be used continuously. Under the continuous use assumption, change of uses of assets and the best conditions of use are not taken into account, and the scope of use of the appraisal result is limited.

4.	Going-concern assumption: an evaluation made on the overall assets of enterprise as the appraisal target. That means the enterprise, as the business entity, continues to operate towards its business goals under the external environment it is in. The business operator is responsible for and capable of taking up obligations; the enterprise operates in a lawful manner and makes appropriate profit to maintain the ability to operate in ongoing concern.

Assumptions of income approach

1.	There is no material change to the relevant prevailing laws, regulations and policies, and in the macroeconomic trend of the PRC; there is no material change in political, economic and social environment of the regions where the parties to this transaction are in; there are no other unforeseen circumstances or force majeure to cause material adverse changes.

2.	In respect of the actual situation of assets on the valuation reference date (i.e. 30 June 2016), it is assumed that the enterprise will operate in ongoing concern.

3.	It is assumed that the operators of the relevant companies are responsible and the management of the relevant companies have the ability to fulfill their duties.

4.	Unless otherwise illustrated, it is assumed that the relevant companies are in full compliance with all relevant laws and regulations.

5.	It is assumed that the accounting policies to be adopted by the relevant companies in the future will be basically consistent with those adopted in compiling the Valuation Report in material respects.

6.	It is assumed that on the basis of the existing way of management and governance level of the relevant companies, the scope and manner of operation is in line with the current directions.

7.	There are no material changes in the relevant interest rate, exchange rate, tax bases and tax rates and policy-based levies.

8.	There is no other force majeure factors and unforeseen factors that can lead to material adverse changes to the enterprise.

9.	It is assumed that the forecast annual cash flow of the enterprise is generated in the period.

10.	It is assumed that the products or services of the enterprise can maintain the existing competitive edges after the valuation reference date (i.e. 30 June 2016).

11.	It is assumed that the appraised entity can continue to control the resources it owns (including human resources, sales network and customer resources etc.), to maintain its core competitive edges.

12.	The appraised entity executes the development of the transformed business of the logistics business division as scheduled.

In accordance with Rule 14.62(2) of the Listing Rules, the Company’s reporting accountants, Ernst & Young, has reviewed the calculations upon which the Relevant Valuation set out in the Valuation Report is based. The letter issued by Ernst & Young in respect of the calculations upon which the Relevant Valuation is based is set out in Appendix I to this announcement.

In accordance with Rule 14.62(3) of the Listing Rules, the Board has reviewed the Relevant Valuation and confirms that the Relevant Valuation in the Valuation Report has been made by the Board after due and careful enquiry. The letter from the Board is set out in Appendix II to this announcement.

The qualifications of the experts who have expressed conclusions or given opinions included in this announcement, and their respective relevant conclusions or opinions, are as follows:

Name	Qualification	Date of Conclusions or Opinions

Beijing Pan-China Assets Appraisal Co., Ltd.	Qualified PRC Valuer	6 October 2016

Ernst & Young	Certified Public Accountants in Hong Kong	19 December 2016

Each of the above-mentioned experts has given and has not withdrawn its written consent to the issue of this announcement with the inclusion of its letter in the form and context in which it is included.

To the best of the Directors’ knowledge, the Valuer and Ernst & Young are third parties independent of the Company and its connected persons.

As at the date of this announcement, each of the above-mentioned experts did not have any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the date of this announcement, none of the above-mentioned experts was beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

19 December 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

APPENDIX I LETTER FROM ERNST & YOUNG

The following is the text of a letter from the Company’s reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong, relating to the Relevant Valuation, for, amongst other purposes, inclusion in this announcement.

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECASTS IN CONNECTION WITH THE VALUATION OF ENTIRE EQUITY INTEREST IN EASTERN AIR LOGISTICS CO., LTD.

To the Directors of China Eastern Airlines Corporation Limited

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecasts (the “Forecast”) on which the valuation dated 6 October 2016 prepared by Beijing Pan-China Assets Appraisal Co., Ltd. (the “Valuer”) in respect of Shanghai Eastern Airlines Transport Co., Ltd. (“Shanghai Eastern Transport”), China Eastern Express Co., Ltd. (“Eastern Express”) and China Cargo Airlines Co., Ltd. (“China Cargo Airlines”) as at 30 June 2016 is based. The valuation is set out in the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 19 December 2016 (the “Announcement”) in connection with the disposal of entire equity interest in Eastern Air Logistics Co., Ltd. (the “Target”) which is the holding company of Shanghai Eastern Transport, Eastern Express and China Cargo Airlines. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ responsibilities

The directors of the Company (the “Directors”) are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the “Assumptions”), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed “Principal Assumptions Adopted in the Valuation of the Long-Term Equity Investments of Eastern Logistics in the Valuation Report” of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“ HKICPA ”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountants’ responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of the Target. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young

Certified Public Accountants

22/F, CITIC Tower, 1 Tim Mei Avenue, Central,

Hong Kong

19 December 2016

APPENDIX II LETTER FROM THE BOARD

The following is the text of the letter from the Board relating to the Relevant Valuation, for, amongst other purposes, inclusion in this announcement.

19 December 2016

To:	Listing Division

The Stock Exchange of Hong Kong Limited

11/F, One International Finance Centre,

1 Harbour View Street, Central, Hong Kong

Dear Sir or Madam,

Company: China Eastern Airlines Corporation Limited (the “Company”)

Re: The letter required under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)

Reference is made to the announcement of the Company dated 29 November 2016, which mentioned a valuation report (the “Valuation Report”) dated 6 October 2016 prepared by Beijing Pan-China Assets Appraisal Co., Ltd* (北京天健興業資產評估有限公司) (the “Valuer”) on the appraised value, as of 30 June 2016, of 100% equity interest in Eastern Air Logistics Co., Ltd.* (東方航空物流有限公司) (“Eastern Logistics”).

The board of directors of the Company (the “Board”) has reviewed the valuation basis and assumptions set out in the Valuation Report, for which the Valuer is responsible. The Board has also considered the letter issued by the Company’s reporting accountants, Ernst & Young, on 19 December 2016, in respect of the calculations upon which the valuation of Shanghai Eastern Airlines Transport Co., Ltd.* (上海東方航空運輸有限公司), China Eastern Express Co., Ltd* (上海東航快遞有限公司) and China Cargo Airlines Co., Ltd* (中國貨運航空有限公司) (the “Relevant Valuation”) is based.

On the basis of the foregoing, as required under Rule 14.62(3) of the Listing Rules, the Board confirms that the Relevant Valuation in the Valuation Report has been made after due and careful enquiry.

On behalf of the Board

中國東方航空股份有限公司

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

* For identification purpose only

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